Management’s Responsibility for the Financial Statements
The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.
Deloitte & Touche LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accountants is set out below .
The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly a through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements

Richard B. Clark	Craig J. Laurie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 7, 2007
Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Brookfield Properties Corporation
We have audited the accompanying consolidated balance sheets of Brookfield Properties Corporation and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, retained earnings and cashflow for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the financial statements for the year ended December 31, 2006 we conducted our audit in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts an d disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Properties Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cashflow for the years then ended in conformity with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission and our report dated March 7, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Toronto, Canada March 7, 2007	Independent Registered Chartered Accountants

Management’s Report on Internal Control over Financial Reporting
Management of Brookfield Properties Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Brookfield Properties’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2006, Brookfield Properties’ internal control financial reporting was effective. Also, management determined that there were no material weaknesses in Brookfield Properties’ internal control over financial reporting as of December 31, 2006. Management excluded from its assessment the internal control over financial reporting at Trizec, which was acquired on October 5, 2006 and whose financial statements constitute 26 percent and 42 percent of and total assets, respectively, 16 percent of revenues, and (3) percent of net income of the consolidated financial statement a mounts as and for the year ended December 31, 2006.
Management’s assessment of the effectiveness of Brookfield Properties’ internal control over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Brookfield Properties Consolidated Financial Statements for the year ended December 31, 2006, as stated in the Report of Independent Registered Chart Accountants, which expressed an unqualified opinion on management’s assessment of Brookfield Properties’ internal control over financial reporting and an unqualified opinion on the effectiveness of Brookfield Properties’ internal control over financial reporting.

Richard B. Clark	Craig J. Laurie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 7, 2007

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Brookfield Properties Corporation
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Brookfield Properties Corporation and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Trizec Properties Inc. and Trizec Canada Inc. (collectively, “Trizec”), which was acquired on October 5, 2006 and whose financial statements constitute 26 percent and percent of net and total assets, respectively, 16 percent of revenues, and (3) percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Trizec. The Company’s management is responsible for maintaining effective internal control over financial reporting and for assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over Financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 200 6 of Company and our report dated March 7, 2007 expressed an unqualified opinion on those financial statements.

Toronto, Canada March 7, 2007	Independent Registered Chartered Accountants

Consolidated Balance Sheets

December 31 (US Millions)	Note	2006	2005

Assets
Commercial properties	5	$15,287	$7,430
Commercial developments	6	735	224
Residential developments	6	706	391
Receivables and other	7	974	830
Intangible assets	8	853	125
Restricted cash and deposits	9	507	316
Marketable securities	10	—	58
Cash and cash equivalents		188	64
Assets related to discontinued operations	11	64	75

		$19,314	$9,513

Liabilities
Commercial property debt	12	$11,185	$5,216
Accounts payable and other liabilities	13	923	500
Intangible liabilities	14	919	126
Future income tax liabilities	15	584	188
Liabilities related to discontinued operations	11	36	51
Capital securities — corporate	16	1,093	1,101
Capital securities — fund subsidiaries	17	803	—
Non-controlling interests — fund subsidiaries	17	266	—
Non-controlling interests — other subsidiaries	18	67	59
Preferred equity — subsidiaries	19	326	329
Shareholders’ equity
Preferred equity — corporate	20	45	45
Common equity	21	3,067	1,898

		$19,314	$9,513

See accompanying notes to the consolidated financial statements

On behalf of the Board,

Gordon E. Arnell Chairman	Richard B. Clark President and Chief Executive Officer

Consolidated Statement of Income

December 31 (US Millions, except per share amounts)	Note	2006	2005

Total revenue	23	$1,923	$1,529

Net operating income
Commercial property operations	23	$840	$674
Residential development operations	23	144	106
Interest and other		44	37

		1,028	817

Expenses
Interest
Commercial property debt		424	273
Capital securities — corporate	16	59	54
Capital securities — fund subsidiaries	17	(19)	—
General and administrative		67	48
Transaction costs	4	15	—
Non-controlling interests
Fund subsidiaries	17	(14)	—
Other subsidiaries		21	16
Depreciation and amortization		281	161
Future income taxes	15	91	103

Net income from continuing operations		$103	$162

Discontinued operations	11	32	2

Net income		$135	$164

Net income from continuing operations per common share
Basic	21	$0.43	$0.69
Diluted		$0.42	$0.68

Net income per common share	21
Basic		$0.57	$0.70
Diluted		$0.56	$0.69

See accompanying notes to the consolidated financial statements
Consolidated Statement of Retained Earnings

December 31 (US Millions)	Note	2006	2005

Retained earnings — beginning of year		$747	$787
Net income		135	164
Shareholder distributions
Preferred shares dividends — corporate		(3)	(2)
Common share dividends		(173)	(150)
Amount paid in excess of the book value of common shares purchased for cancellation		—	(52)

Retained earnings — end of year	21	$706	$747

See accompanying notes to the consolidated financial statements

Consolidated Statement of Cashflow

December 31 (US Millions)	Note	2006	2005

Operating activities
Net income		$135	$164
Depreciation and amortization		284	168
Future income taxes		107	103
Property disposition gains		(44)	—
Amortization of value of acquired operating leases to rental revenue, net		(44)	(4)
Non-controlling interests — fund and other subsidiaries		7	16
Non-cash component of capital securities — fund subsidiaries		(30)	—
Income from equity-accounting investments		(4)	(12)
Distributions received from equity-accounting investments		9	7
Deferred leasing costs		(27)	(15)
Increase in housing and land inventory and related working capital		(258)	(137)
Other		(69)	(60)

		66	230

Financing activities and capital distributions
Commercial property debt arranged		517	476
Commercial property debt repayments		(248)	(463)
Corporate credit facilities arranged		1,086	568
Corporate credit facilities repayments		(1,110)	(294)
Capital securities arranged —fund subsidiaries		764	—
Non-controlling interest contributions arranged — fund subsidiaries		278	—
Trizec acquisition financing arranged		3,702	—
Land development debt, net		78	(4)
Distributions to non-controlling interests		(12)	(13)
Common shares issued		1,234	8
Common shares repurchased		—	(74)
Preferred share dividends		(3)	(2)
Common share dividends		(173)	(150)

		6,113	52

Investing activities
Marketable securities		58	227
Loans receivable and other		(24)	—
Acquisition of Trizec, net of cash and cash equivalents acquired	4,26	(5,341)	—
Acquisitions of real estate, net	26	(569)	(366)
Dispositions of real estate, net	26	82	7
Restricted cash and deposits		(102)	(19)
Development and redevelopment investments		(79)	(50)
Commercial property tenant improvements		(55)	(108)
Capital expenditures		(25)	(21)

		(6,055)	(330)

Increase / (decrease) in cash resources		124	(48)
Opening cash and cash equivalents		64	112

Closing cash and cash equivalents		$188	$64

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
(a) General
The consolidated financial statements of Brookfield Properties Corporation (“the company”) are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).
(b) Principles of consolidation
The consolidated financial statements include:
(i)	the accounts of all wholly-owned subsidiaries of the company and the accounts of all such wholly-owned subsidiaries’ incorporated and unincorporated joint ventures to the extent of the company’s proportionate interest in their respective assets, liabilities, revenue and expenses;

(ii)	the accounts of BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties L.P. (“Brookfield Financial Properties”) and the accounts of BPO Properties’ and Brookfield Financial Properties’ incorporated and unincorporated joint ventures to the extent of the company’s proportionate interest in their respective assets, liabilities, revenue and expenses; and

(iii)	the accounts of Brookfield Properties Office Partners, Inc., TRZ Holdings LLC, BPOP Holdings (US) LLC and BPOP (Canada) Inc. (collectively, the “US Office Fund”) and the accounts of the US Office Funds’ incorporated and unincorporated joint ventures to the extent of the company’s proportionate interest in their respective assets, liabilities, revenue and expenses.
The company’s ownership interests in operating entities which are not wholly owned, other than joint ventures, are as follows:
(i)	Brookfield Financial Properties L.P.: The company owns a 99.4% limited partnership interest and a 100% general partnership interest in Brookfield Financial Properties L.P.

(ii)	BPO Properties Ltd.: The company owns 89% on an equity basis and 54.3% on a voting basis of the common shares of BPO Properties Ltd.

(iii)	US Office Fund: The company owns an indirect 45% economic interest in the US Office Fund.
(c) Properties
(i)	Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Upon acquisition, the company allocates the purchase price to the components of the commercial properties acquired: the amount allocated to land is based on its estimated fair value; buildings and existing tenant improvements are recorded at depreciated replacement cost; above- and below-market in-place operating leases are determined based on the present value of the difference between the rents payable under the contractual terms of the leases and estimated market rents; lease origination costs for in-place operating leases are determined based on the estimated costs that would be incurred to put the existing leases in place under the same terms and conditions; and tenant relationships are measured based on the present value of the estimated avoided net costs if a tenant were to renew its lease at expiry, discounted by the probability of such renewal.

Depreciation on buildings is provided on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Acquired tenant improvements, above- and below-market in-place operating leases and lease origination costs are amortized on a straight-line basis over the remaining terms of the leases. The value associated with acquired tenant relationships is amortized on a straight-line basis over the expected term of the relationships. All other tenant improvements and re-leasing costs are deferred and amortized on a straight-line basis over the terms of the leases to which they relate. Depreciation on buildings and amortization of deferred leasing costs and tenant improvements that are determined to be assets of the company are recorded in depreciation and amortization expense. All other amounts are amortized to revenue.

Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. For commercial properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(ii)	Commercial developments

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. For development properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(iii)	Residential developments

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.
(d) Capitalized costs
Costs capitalized to commercial and residential properties which are under development include all direct and directly attributable expenditures incurred in connection with the acquisition, to the extent that such costs are incremental to a specific acquisition, development, construction and initial predetermined leasing period. Costs directly attributable to development projects include interest and salaries and benefits of employees directly associated with the development projects, such as architects, engineers, designers and development project managers. Ancillary income relating specifically to such properties during the development period is treated as a reduction of costs.
(e) Deferred financing costs
Financing costs are deferred and amortized to amortization expense on a straight-line basis over the terms of the debt to which they relate.
(f) Stock-based compensation
The company accounts for stock options using the fair value method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period. A Deferred Share Unit (“DSU”) plan is offered to executive officers and non-employee directors of the company. DSUs are accounted for as liabilities. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
(g) Revenue recognition
(i)	Commercial properties

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cashflow after debt servicing or the expiration of a reasonable period of time, subject to the time limitation determined when the project is approved, but no later than one year following substantial completion. Prior to this, the property is categorized as a property under development, and related revenue is applied to reduce development costs.

(ii)	Residential properties

Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.
(h) Income taxes
The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used.
(i) Reporting currency and foreign currency translation
The consolidated financial statements have been presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate in effect for the period presented. The company’s operations in Canada are self-sustaining in nature and as such, cumulative gains and losses arising from the translation of the assets and liabilities of these operations are recorded as a separate component of shareholders’ equity.

All amounts expressed in the financial statements are in millions of US dollars unless otherwise noted.
(j) Marketable securities
Marketable securities are carried at the lower of amortized cost and their estimated net realizable value. During periods where the fair value or the quoted market value may be less than cost, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and adjusts it, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio.
In determining fair values, quoted market prices are generally used when available and, when not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.
(k) Use of estimates
The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cashflows and probabilities in assessing net recoverable amounts and net realizable value, the allocation of the purchase price to components of commercial properties and businesses acquired, depreciation and amortization, the company’s ability to utilize tax losses, hedge effectiveness and fair value for disclosure purposes.
(I) Derivative financial instruments
The company and its consolidated entities utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits.
Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction to which they relate.
Financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.
Unrealized gains and losses, representing the fair value of outstanding foreign exchange contracts, are determined in reference to the appropriate forward rate for each contract at December 31st and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the balance sheet. Premiums paid for interest rate caps are recorded in receivables and other on the balance sheet.
(m) Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
The company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) or Emerging Issues Committee Abstracts (“EIC”).
(i) Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share, Emerging Issues Committee Abstract 155
In September 2005, the Emerging Issues Committee of the AcSB of the CICA issued EIC 155, “The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share,” which is effective for the company’s 2006 fiscal year. The abstract addresses when the effect of contingently convertible instruments should be included in the computation of diluted earnings per share. The conclusion is that the effect of the contingently convertible instruments should be included in the computation of diluted earnings per share (if dilutive), regardless of whether the market price trigger has been met. This abstract has had no impact on the company’s financial statements.
(ii) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”), which is effective for the company’s 2006 fiscal year. This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. This abstract has had no impact on the company’s financial statements.
(iii) Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159, “Conditional Asset Retirement Obligations” (“EIC 159”). EIC 159, which was effective for the company’s second quarter of 2006, clarifies that the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability, from the date the liability was incurred, for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. Certain of the company’s real estate assets contain asbestos. Although the asbestos is appropriately contained in accordance with current environmental regulations, the company’s practice is to remediate the asbestos upon the renovation or redevelopment of its properties. As a result of adopting EIC 159, the company recognized a liability of $0.6 million related to asbestos remediation for certain properties where the quantum of such costs and the timing for settlement is reasonably determinable. The impact on prior periods decreased opening equity by $0.2 million.
(iv) Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, Emerging Issues Committee Abstract 162
In July 2006, the Emerging Issues Committee issued Abstract No. 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” (“EIC 162”), which was effective for the company’s 2006 fiscal year. This EIC clarifies how compensation cost should be recognized in the case that a compensation plan contains provisions that allow an employee to continue vesting in accordance with the stated terms after the employee has retired from the entity. The adoption of this EIC did not have a material impact on the company’s financial statements.
NOTE 3: FUTURE ACCOUNTING POLICY CHANGES
(i) Comprehensive Income, CICA Handbook Section 1530
In January 2005, the CICA issued Handbook Section 1530, “Comprehensive Income,” which is effective for the company’s 2007 fiscal year. As a result of adopting this standard, a Statement of Comprehensive Income will be included in the company’s financial statements. Comprehensive income consists of net income and other comprehensive income. Major components of other comprehensive income will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, net of the impact of related hedges, and changes in fair value of the effective portion of cash flow hedging instruments.
(ii) Financial Instruments — Recognition and Measurement, CICA Handbook Section 3855
In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments — Recognition and Measurement,” which is effective for the company’s 2007 fiscal year. Under this new standard, all financial assets will be classified as one of the following: held-to-maturity; loans and receivables; held-for-trading; or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
(iii) Hedges, CICA Handbook Section 3865
In January 2005, the CICA issued Handbook Section 3865, “Hedges,” which is effective for the company’s 2007 fiscal year. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges; cash flow hedges; and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income, net of tax. The ineffective portion will be recognized in net income. The amounts recognized in accumulated other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income, net of tax.
Impact of adopting sections 1530, 3855 and 3865
The transition adjustment attributable to the following will be recognized in the opening balance of retained earnings as of January 1, 2007: (i) financial instruments that the company will classify as held-for-trading and that were not previously recorded at fair value; (ii) the difference in the carrying amount of loans and deposits prior to January 1, 2007, and the carrying amount calculated using the effective interest rate from inception of the loan; (iii) the cumulative ineffective portion of cash flow hedges; and (iv) deferred gains and losses on discontinued hedging relationships that do not qualify for hedge accounting under the new standards.
Adjustments arising due to remeasuring financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges will be recognized in the opening balance of “Accumulated other comprehensive income (“AOCI”).”
Neither of the transition amounts that will be recorded in the opening retained earnings or in the opening AOCI balance on January 1, 2007 is expected to be material to the company’s consolidated financial position.
NOTE 4: BUSINESS ACQUISITIONS
Trizec Acquisition
During the fourth quarter of 2006, the company completed the acquisition of a 45% economic interest in Trizec Properties Inc. and Trizec Canada (collectively, “Trizec”). The Trizec portfolio consists of 58 office properties totaling 29 million square feet and five development sites totaling 4.1 million square feet in New York, Washington, D.C., Houston and Los Angeles. These markets are consistent with the company’s strategy to invest in cities with strong financial services, government and energy sector tenants. The company will serve as property and asset manager along with The Blackstone Group (“Blackstone”) for the portfolio.
The company’s interest in the Trizec portfolio is held through an indirect interest in TRZ Holdings LLC, an entity established by the company and Blackstone to acquire Trizec. The company has determined that TRZ Holdings LLC is a variable interest entity (“VIE”) based on the characteristics of the equity investments. The company consolidates TRZ Holdings LLC and underlying portfolio of properties as, together with related parties, it will absorb the majority of the variability of TRZ Holdings LLC’s operations.
The following is a summary of the amounts assigned to each major class of asset and liability of Trizec at the date of acquisition:

(Millions)

Commercial and development properties	$7,591
Cash and cash equivalents	325
Restricted cash	88
Accounts receivable and other assets	62
Intangible assets(1)	739
Accounts payable and other liabilities assumed	(218)
Intangible liabilitie(1)	(816)
Future income tax liabilities	(182)
Non-controlling interests assumed	(4)
Preferred shares assumed	(65)
Commercial property debt assumed	(1,854)

Total purchase price	$5,666

(1) All intangibles are subject to amortization
The total purchase price was financed as follows:

(Millions)

Investment by Fund partners and joint venture partner	$1,042
Acquisition financing	3,702
Brookfield Properties’ equity investment	857
Cash on hand utilized	167
Excess funding for working capital	(102)

Total purchase price	$5,666

The earnings from the company’s interest in Trizec are included in the consolidated statement of income commencing October 5, 2006.
Following the acquisition of Trizec on October 5, 2006, the company developed a plan to restructure and integrate the operations of Trizec with its consolidated subsidiaries. The company expects the restructuring to be substantially completed by the end of 2007. The restructuring costs are mainly composed of severance, retention, and consulting and integration costs. The majority of these costs were accrued on the acquisition and a portion is to be expensed as incurred.

The following details the amounts and status of the restructuring costs:

	Expected future costs			Amount utilized during year			Balance as at Dec. 31, 2006
	Accrued on	Expense as		Accrued on	Expense as		Accrued on	Expense as
(Millions)	acquisition	incurred	Total	acquisition	incurred	Total	acquisition	incurred	Total

Severance costs	$31	$5	$36	$31	$2	$33	$—	$3	$3
Retention costs	7	10	17	7	9	16	—	1	1
Consulting and integration	—	7	7	—	4	4	—	3	3

Total	$38	$22	$60	$38	$15	$53	$—	$7	$7

The purchase price has been preliminarily allocated based on estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, pending the completion of an independent appraisal relating to certain of the lease origination costs included in intangible assets, which the company anticipates to be completed in the first quarter of 2007. Accordingly, the fair value of assets acquired and liabilities assumed could differ from the amounts presented in the consolidated financial statements. The company does not expect the final allocation to be materially different from that presented.
O&Y Acquisition
During the fourth quarter of 2005, the company completed the acquisition of a 25% joint venture interest in O&Y Properties Corporation and O&Y Real Estate Investment Trust (collectively, “O&Y”). At the time of the acquisition, the O&Y portfolio consisted of 27 office properties and one development site totaling 11.6 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. In the second quarter of 2006, eight of the properties acquired in this purchase were sold. Refer to Note 11, Discontinued Operations for further details. The company serves as property and asset manager of the remaining portfolio.
The following is a summary of the amounts assigned to the company’s proportionate share of each major class of asset and liability of O&Y at the date of acquisition:

(Millions)

Commercial and development properties	$495
Accounts receivable and other assets	14
Intangible assets(1)	56
Accounts payable and other liabilities assumed	(14)
Intangible liabilities(1)	(97)
Future income tax liabilities	(26)
Commercial property debt assumed	(136)

Total purchase price	$292

(1) All intangibles are subject to amortization
The total purchase price was financed as follows:

(Millions)

Sale of marketable securities	$182
Acquisition financing	110

Total purchase price	$292

The earnings from the company’s interest in O&Y have been included in the consolidated statement of income since October 21, 2005.
NOTE 5: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	2006	2005
Commercial properties
Land	$2,769	$998
Building and improvements	13,332	7,139

Total commercial properties	16,101	8,137
Less: Accumulated depreciation	(814)	(707)

Total	$15,287	$7,430

(a) Commercial properties, carried at a net book value of approximately $3,218 million (2005 — $2,644 million), are situated on land held under leases or other agreements largely expiring after the year 2099. Minimum rental payments on land leases are approximately $28 million annually for the next five years and $1,230 million in total on an undiscounted basis.
(b) The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2006	2005

Assets	$4,608	$2,669
Liabilities	2,652	1,611
Operating revenues	581	381
Operating expenses	351	151
Net income(1)	146	99
Cashflow from operating activities	175	140
Cashflow used in financing activities	(92)	(19)
Cashflow used in investing activities	(19)	(174)

(1)	Future income taxes are not reflected here as they are recorded at the corporate level
NOTE 6: COMMERCIAL AND RESIDENTIAL DEVELOPMENTS
A breakdown of commercial and residential developments is as follows:

(Millions)	2006	2005

Commercial developments	$735	$224
Residential developments	706	391

Total	$1,441	$615

Commercial developments include commercial land which represents developable land and construction costs. Residential developments include fully entitled lots and land in processing. The company capitalizes interest, and general and administrative costs to both commercial and residential development properties.
During 2006, the company capitalized a total of $79 million (2005 — $50 million) of costs related to commercial developments. Included in this amount is $1 million (2005 — $18 million) related to redevelopment costs, $54 million (2005 — $17 million) of construction and related costs, and $24 million (2005 — $15 million) of interest capitalized to the company’s commercial development sites. During 2006, the company capitalized $3 million of general and administrative expenses related to commercial developments.
During 2006, the company capitalized a total of $13 million (2005 — $6 million) of interest related to residential developments and recovered $16 million (2005 — $5 million) of interest through the sale of properties.
The company, through its subsidiaries, is contingently liable for obligations of its joint venture associates in its residential development land joint ventures. The amount of such obligations at December 31, 2006 is $1 million (2005 — $1 million). In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with the pre-determined joint venture arrangements.
NOTE 7: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	2006	2005

Receivables	$432	$371
Real estate mortgages	$86	86
Residential receivables and other assets	245	219
Prepaid expenses and other assets	211	154

Total	$974	$830

NOTE 8: INTANGIBLE ASSETS
Intangible assets are lease origination costs, tenant relationships and above-market leases assumed on acquisitions, net of related accumulated amortization. The breakout of intangible assets is as follows:

(Millions)	2006	2005

Intangible assets
Lease origination costs	$263	$52
Tenant relationships	573	80
Above-market leases and below-market ground leases	79	3

Less accumulated amortization	915	135
Lease origination costs	(32)	(2)
Tenant relationships	(26)	(8)
Above-market leases and below-market ground leases	(4)	—

Total net	$853	$125

NOTE 9: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Included in restricted cash and deposits is $249 million (2005 — $256 million) of short-term government securities held in a trust account to match interest and principal payments of the $241 million mortgage on One Liberty Plaza maturing in 2007.
NOTE 10: MARKETABLE SECURITIES
At December 31, 2005, marketable securities consisted of a portfolio of fixed-rate corporate bonds with a book value exceeding fair value by $1 million.
NOTE 11: DISCONTINUED OPERATIONS
Properties that meet the criteria of CICA Handbook Section 3475, “Disposal of long-lived assets and discontinued operations,” are classified as discontinued operations. Such properties are recorded at the lower of carrying amount or fair value less estimated cost to sell and are not depreciated while classified as held for sale. The results of operations and balance sheet items of any property that has been identified as discontinued operations are reported separately if the company will not have any significant continuing involvement in the operations of the property after the disposal transaction. Comparative amounts are also reclassified.
During the fourth quarter of 2006, the company reached an agreement to sell its 50% interest in Atrium on Bay in Toronto and its 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. During the second quarter of 2006, the company sold its 25% interest in eight of the properties purchased in the O&Y acquisition resulting in a gain of $14 million. During the first quarter of 2006, the company sold its 100% interest in the Trade Center Denver and recognized a gain of $30 million. Income attributable to discontinued operations was $32 million for 2006, compared to $2 million in 2005.
The following table summarizes the income and gains from discontinued operations:

(Millions, except per share information)	2006	2005

Revenue	$20	$34
Operating expenses	(10)	(17)

	10	17

Interest expense	(3)	(8)
Depreciation and amortization	(3)	(7)

Income from discontinued operations prior to gain and taxes	4	2
Gain on sale of discontinued operations	44	—
Taxes related to discontinued operations	(16)	—

Income and gains from discontinued operations	$32	$2

Income and gains from discontinued operations per share	$0.14	$0.01

NOTE 12: COMMERCIAL PROPERTY DEBT
Predominantly all commercial property mortgages are secured by individual properties without recourse to the company. Approximately 93% of the company’s commercial property debt is due after 2007.

	Weighted Average
	Interest Rate at	Principal Repayments						2012 &	2006		2005
(Millions)	Dec. 31, 2006	2007		2008	2009	2010	2011	Beyond	Total		Total

Commercial property debt	6.8%	$806	(1)	$960	$609	$212	$4,968	$3,664	$11,219	(1)	$5,267

(1)	Includes $34 million of commercial property debt related to discontinued operations at December 31, 2006 (2005 — $51 million)
The weighted average interest rate at December 31, 2006 was 6.8% (December 31, 2005 — 6.5%). Approximately 57% of the company’s outstanding debt at December 31, 2006 is fixed rate debt (December 31, 2005 — 81%).
Commercial property debt includes $1,233 million (2005 — $1,221 million) repayable in Canadian dollars of C$1,443 million (2005 —C$1,416 million).
Included in total commercial property debt is $24 million (2005 — $10 million) of premiums related to mortgages assumed upon acquisition. This amount is amortized over the remaining term of the debt.
NOTE 13: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	2006	2005

Accounts payable and accrued liabilities	$549	$227
Residential payables and accrued liabilities	138	115
Land development debt	236	158

Total	$923	$500

Land development debt of $236 million (2005 — $158 million) is secured by the underlying properties of the company. The weighted average interest rate on these advances as at December 31, 2006 was 6.2% (2005 — 5.0%).
Advances totaling $200 million are due by the end of 2007, with the remaining balances due prior to 2011 as follows:

	Weighted Average
	Interest Rate at	Principal Repayments					2006	2005
(Millions)	Dec. 31, 2006	2007	2008	2009	2010	2011	Total	Total

Land development debt	6.2%	$200	$21	$8	$2	$5	$236	$158

NOTE 14: INTANGIBLE LIABILITIES
Included in intangible liabilities are below-market tenant leases and above-market ground leases assumed on acquisitions, net of related accumulated amortization. The breakout of intangible liabilities is as follows:

(Millions)	2006	2005

Intangible liabilities
Below-market leases	$902	$56
Above-market ground lease obligations	70	74

Less accumulated amortization	972	130
Below-market leases	(46)	(1)
Above-market ground lease obligations	(7)	(3)

Total net	$919	$126

NOTE 15: FUTURE INCOME TAXES
Future income tax liabilities consist of the following:

(Millions)	2006	2005

Future income tax liabilities related to difference in tax and book basis, net	$(935)	$(541)
Future income tax assets related to non-capital losses and capital losses	351	353

Total	$(584)	$(188)

The company and its Canadian subsidiaries have future income tax assets of $117 million (2005 — $162 million) that relate to non-capital losses which expire over the next 10 years and $101 million (2005 — $47 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $133 million (2005 — $144 million) that relate to net operating losses which expire over the next 15 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $341 million (2005 — $377 million) which also expire over the next 10 years.
The components of income tax expense are as follows:

(Millions)	2006	2005

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2005 — 35%)	$68	$94
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	16	19
(Lower) / higher income tax rates in other jurisdictions	(8)	1
Non-controlling interests in income tax expense	(2)	(2)
Tax assets previously not recognized	—	(18)
Change in future Canadian tax rates	16	—
Other	1	9

Total	$91	$103

NOTE 16: CAPITAL SECURITIES — CORPORATE
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	2006	2005

Class AAA Series E	8,000,000	8,000,000	70% of bank prime	$171	$172
Class AAA Series F	8,000,000	8,000,000	6.00%	171	172
Class AAA Series G	6,000,000	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	8,000,000	5.75%	171	173
Class AAA Series I	8,000,000	8,000,000	5.20%	171	172
Class AAA Series J	8,000,000	8,000,000	5.00%	171	172
Class AAA Series K	6,000,000	6,000,000	5.20%	128	130

Total				$1,093	$1,101

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1) Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2) Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3) Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4) Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
Interest expense on capital securities — corporate is comprised as follows:

(Millions)	2006	2005

Series E(1)	$7	$5
Series’ F through K	52	49

Total	$59	$54

(1)	Owned by Brookfield Asset Management — refer to Note 26(c)
NOTE 17: U.S. OFFICE FUND
In 2006, the company established a U.S. Office Fund (the “Fund”) which was fully invested with the acquisition of Trizec. The company consolidates the Fund (see Note 4). Third party interests in the Fund are as follows:

(Millions)	2006		2005

Capital securities — fund subsidiaries
Debt securities		$257	—
Redeemable equity interests		546	—

		803	—
Non-controlling interests — fund subsidiaries		266	—

Total	$	$1,069	—

Debt securities consist of contributions to the Fund by an institutional investor in the Brookfield Properties-led consortium in the form of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%.
Redeemable equity interests includes $481 million of equity contributions made to the Fund by the company’s joint venture partner, Blackstone. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for relative differences in the performance of their respective sub-managed properties in terms of net cash flow and changes in fair value. Blackstone’s equity interest is classified as a liability in Brookfield Properties’ financial statements as the company is obligated to transfer assets to Blackstone as a result of Blackstone’s put option. For the year-ended December 31, 2006, there was no impact on the financial statements as a result of the accounting for this arrangement. The balance of redeemable equity interests is comprised of $65 million of redeemable preferred securities bearing interest at 12%.
Non-controlling interests — fund subsidiaries represent equity contributions by other Fund investors in the Brookfield Properties-led consortium.

The income statement effect of the aforementioned interests in the Fund is as follows:

(Millions)	2006	2005

Interest on debt securities	$7	—
Interest on redeemable equity interests	4	—

	11	—
Non-cash component(1)	(30)	—

Total interest expense — capital securities — fund subsidiaries	$(19)	—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization

(Millions)	2006	2005

Non-controlling interests	$1	—
Non-cash component(1)	(15)	—

Total non-controlling interests— fund subsidiaries	$(14)	—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
NOTE 18: NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others' Equity Ownership	2006	2005

Common shares of BPO Properties(1)	11.0%	$55	$47
Limited partnership units of Brookfield Financial Properties	0.6%	12	12

Total		$67	$59

(1)	Canadian dollar denominated
NOTE 19: PREFERRED EQUITY — SUBSIDIARIES
Subsidiaries preferred shares outstanding total $326 million (2005 — $329 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	2006	2005

BPO Properties	1,805,489	Series G	70% of bank prime	$39	$39
	3,816,527	Series J	70% of bank prime	82	82
	300	Series K	30-day BA + 0.4%	127	129
	2,847,711	Series M	70% of bank prime	61	62
	800,000	Series N	30-day BA + 0.4%	17	17

Total				$326	$329

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.
(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.

NOTE 20: PREFERRED EQUITY — CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

		Cumulative
(Millions, except share information)	Shares Outstanding	Dividend Rate	2006	2005

Class A redeemable voting	6,312,000	7.50%	$ 11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$ 45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.
NOTE 21: COMMON EQUITY
The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	2006	2005

Common shares	$2,305	$1,066
Retained earnings	706	747
Cumulative translation adjustment	56	85

Total	$3,067	$1,898

(a)	Common shares
During the years 2006 and 2005, common shares issued and outstanding changed as follows:

	2006	2005

Common shares outstanding, beginning of year	231,209,625	233,387,780
Addition of shares as a result of exercise of options	369,346	515,345
Addition of shares as a result of equity offering	33,000,000	—
Deduction of shares as a result of repurchases made	—	(2,693,500)

Common shares outstanding, end of year	264,578,971	231,209,625

During 2006, the exercise of options issued under the company’s share option plan generated cash proceeds of $4 million (2005 — $8 million). During 2006, no common shares of the company were acquired (2005 — 2.7 million common shares of the company were acquired for cancellation pursuant to the normal course issuer bid at an average price of $27.50 per share).
In the fourth quarter of 2006, the company issued 33 million common shares generating cash proceeds of $1.25 billion.

(b) Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2006	2005

Net income from continuing operations	$103	$162
Preferred share dividends	(3)	(2)

Net income from continuing operations available to common shareholders	$100	$160

Net income	$135	$164
Preferred share dividends	(3)	(2)

Net income available to common shareholders	$132	$162

Weighted average shares outstanding – basic	232.4	232.1
Unexercised dilutive options	2.9	2.1

Weighted average shares outstanding – diluted	235.3	234.2

NOTE 22: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During 2006, the company granted 589,891 stock options (2005 – 763,000) under the Share Option Plan with a weighted average exercise price of $30.26 per share (2005 — $24.40 per share), which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 13% volatility (2005 – 12%), a weighted average dividend yield of 2.4% (2005 – 1.7%) and a risk free interest rate of 4.2% (2005 – 4.1%). The resulting fair value of $3 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly common shares.
The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2006 under the company’s share option plan:

			Weighted
Issue	Expiry	Number	Average
Date	Date	of Shares	Exercise Price

1998	2008	313,250	$9.48
1999	2009	29,300	6.73
2000	2010	289,766	7.64
2001	2011	522,818	11.71
2002	2012	734,015	12.42
2003	2013	616,262	13.23
2004	2014	1,055,132	20.16
2005	2015	653,075	24.77
2006	2016	572,688	30.15

Total		4,786,306	$17.44

The change in the number of options during 2006 and 2005 is as follows:

	2006		2005

		Weighted		Weighted
	Number	Average	Number	Average
	of Options	Exercise Price	of Options	Exercise Price

Outstanding, beginning of year	4,641,962	$15.70	4,692,869	$14.03
Granted	589,891	30.26	763,000	24.40
Exercised	(369,346)	(14.42)	(515,345)	(12.44)
Cancelled	(76,201)	(22.93)	(298,562)	(20.63)

Outstanding, end of year	4,786,306	$17.44	4,641,962	$15.70

Exercisable at end of year	3,329,932	$14.66	2,875,041	$13.30

A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
At December 31, 2006, the company had a total of 652,781 deferred share units outstanding (2005 – 618,110) of which 627,433 were vested (2005 – 575,660).
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the year ended December 31, 2006 was $9 million (2005 – $4 million).
NOTE 23: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

(Millions)	2006	2005

Revenue from commercial property operations	$1,419	$1,103
Revenue from residential development operations	460	389

Revenue from commercial property and residential development operations	1,879	1,492
Interest and other	44	37

Total	$1,923	$1,529

(b) Commercial property operations
The company’s commercial property operations from continuing operations are as follows:

(Millions)	2006	2005

Revenue	$1,419	$1,103
Property operating costs	(579)	(429)

Net operating income	$840	$674

Due to the events of September 11, 2001 and the impact on the company’s properties in Lower Manhattan, revenue from commercial property operations includes $2 million of business interruption insurance claims as a result of loss of revenue for the year ended December 31, 2006 (December 31, 2005 — $3 million).
Included in revenue from commercial property operations for the year ended December 31, 2005 is a $30 million fee received from Goldman Sachs pursuant to a cooperation agreement permitting the commencement of construction on certain lands adjacent to the company’s World Financial Center in New York, known as Site 26.
Included in revenue is amortization of above- and below-market leases amounting to $44 million (2005 — $4 million).
Rental revenues from Merrill Lynch accounted for 20% of U.S. and 1% of Canadian revenues from commercial property operations, respectively (2005 — 25% and 1%, respectively). On a consolidated basis, rental revenues from Merrill Lynch accounted for 11% ( 2005 — 14%) of total revenue from commercial property operations.
Minimum rental commitments on non-cancelable leases over the next five years are expected as follows:

(Millions)	2007	2008	2009	2010	2011

Rental revenue	$1,233	$1,210	$1,157	$1,079	$980

(c) Residential development operations
The results of the company’s residential development operations are as follows:

(Millions)	2006	2005

Revenue	$460	$389
Expenses	(316)	(283)

Total	$144	$106

NOTE 24: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES
Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences on the company’s balance sheet and statements of income, retained earnings and cashflow are quantified and described in the accompanying notes. Under both Canadian and US GAAP, non-GAAP measures and discussion are generally not included in the financial statements and notes thereto.
(a) Income statement differences
The incorporation of the significant differences in accounting principles in the company’s statement of income for the year ended December 31, 2006 under US GAAP would result in net income under US GAAP of $138 million (2005 - $173 million).
The principal differences between Canadian GAAP and US GAAP are summarized in the following table:

(Millions, except per share information)	Note		2006	2005

Net income as reported under Canadian GAAP			$135	$164
Adjustments:
Decreased commercial property income	(i	)	(17)	(15)
Decreased commercial property depreciation	(ii	)	7	8
Increased (decreased) commercial property lease termination income and property disposition gains	(iii	)	3	(2)
Foreign exchange and dividends on convertible preferred shares	(iv	)	44	49
Decreased residential development income	(v	)	(31)	(26)
Increased deferred income taxes	(vi	)	(3)	(5)

Net income under US GAAP			$138	$173
Preferred share dividends			(55)	(51)

Net income available to common shareholders under US GAAP			$83	$122

Net income per share under US GAAP
Basic			$0.34	$0.52
Diluted			$0.34	$0.52

Explanation of the significant income statement differences between Canadian GAAP and US GAAP are as follows:

(i)	Decreased commercial property income

Prior to January 1, 2004, rental revenue was recognized under Canadian GAAP over the term of the lease as it became due where increases in rent are intended to offset the estimated effects of inflation. Effective January 1, 2004, rental revenue is recognized on a straight-line basis over the term of the lease on a prospective basis. Under US GAAP, rental revenue has always been recognized on a straight-line basis. The net impact on the current year income of the company had the straight-line method always been used under Canadian GAAP would be a decrease in commercial property revenue of $17 million (2005 — $15 million).

(ii)	Decreased commercial property depreciation

Prior to January 1, 2004, commercial properties were depreciated under Canadian GAAP using the sinking-fund method. Effective January 1, 2004, depreciation of rental properties is recorded using the straight-line method on a prospective basis. Under US GAAP, commercial properties have been depreciated on a straight-line basis from inception. As a result of the higher carrying value under Canadian GAAP at January 1, 2004 when the accounting standard changed, straight-line depreciation is higher under Canadian GAAP by $7 million for (2005 — $8 million).

(iii)	Increased (decreased) commercial property lease termination income and property disposition gains

Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of historical rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii). Further, termination of a previously-existing lease at One World Financial Center in New York resulted in additional lease termination income under US GAAP in 2004 whereas under Canadian GAAP this amount is amortized into income over the life of the lease. The net impact of these amounts would be an increase in commercial property lease termination income and gains of $3 million (2005 – decrease of $2 million).

(iv)	Foreign exchange and dividends on convertible preferred shares

Effective January 1, 2005, the company adopted an amendment to CICA Handbook Section 3860. The amendment requires certain of the company’s preferred share obligations that could be settled with a variable number of the Company’s common equity to be classified as liabilities and corresponding distributions as interest expense for Canadian GAAP, whereas under US GAAP, they continue to be treated as equity with the corresponding distributions classified as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under US GAAP, these preferred shares are treated as equity and are converted into the company’s functional currency at historical rates. The net impact would be an increase in income of $44 million (2005 — $49million).

The Class AAA preferred shares contain a beneficial conversion feature in favor of the holder (refer to Note 16 for details of the conversion feature). The beneficial conversion feature was measured at its intrinsic value at the date of issuance of the shares and is being recognized as a return to the preferred shareholders through a charge to retained earnings, over the period from the date of issuance to the earliest date when the conversion becomes exercisable by the holder. The charge during the current year was $4 million. Although there is no impact on net income, the charge to retained earnings affects the computation of both basic and diluted EPS for US GAAP in the same way that dividends on the preferred shares do.

(v)	Decreased residential development income

The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser prior to the recognition of revenue by the vendor. Primarily in the province of Alberta, land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Under FAS No. 66, “Sales of Real Estate,” transfer of title is a requirement for recognizing revenue under US GAAP. Accordingly, residential development income would decrease by $31 million for US GAAP purposes (2005 — $26 million).

(vi)	Increased deferred income taxes

Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2006, an increase of deferred income tax expense of $3 million (2005 — $5 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.
Under current Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year’s statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted. There was no impact in the current year from this difference.
(b) Comprehensive income
Under US GAAP, the Financial Accounting Standards Board (“FASB”) issued SFAS 130 entitled “Reporting Comprehensive Income.” Comprehensive income, which incorporates net income, includes all changes in equity during the year other than transactions with shareholders, and accordingly, the change in the company’s cumulative translation adjustment is reflected in the company’s calculation of comprehensive income.
Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company’s reporting currency, and from other differences between Canadian and US GAAP as described above under “Income statement differences.”
Comprehensive income using US GAAP amounts is as follows:

(Millions)	2006	2005

Net income under US GAAP	$138	$173
Foreign currency translation adjustment under US GAAP	(17)	1

Comprehensive income using US GAAP amounts	$121	$184

(c) Balance sheet differences
There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. Incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2006 and 2005 would result in the following balance sheet presentation under US GAAP:

(Millions)	Note		2006	2005

Assets
Commercial properties	(i	)	$14,892	$7,025
Commercial developments			735	224
Residential developments	(ii	)	753	418
Receivables and other	(iii	)	914	842
Intangible assets			853	125
Restricted cash and deposits			507	316
Marketable securities			—	58
Cash and cash equivalents			188	64
Assets held for sale			64	69

Total assets under US GAAP			$18,906	$9,141

Liabilities
Commercial property debt			$11,185	$5,216
Accounts payable and other liabilities	(v	)	893	468
Intangible liabilities			919	126
Deferred tax liabilities	(iv	)	488	92
Liabilities related to assets held for sale			36	51
Capital securities – corporate	(vi	)	171	172
Capital securities – fund subsidiaries	(vii	)	257	—
Minority interests – fund subsidiaries			266	—
Minority interests – other subsidiaries	(viii	)	72	64
Redeemable equity interests	(vii	)	546	—
Preferred equity – subsidiaries			326	329
Shareholders’ equity
Preferred equity – corporate	(ix	)	855	855
Common equity	(x	)	2,892	1,768

Total liabilities and shareholders’ equity under US GAAP			$18,906	$9,141

Significant differences between Canadian GAAP and US GAAP are as follows:

(i)	Commercial properties

There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to historical differences in the method of depreciation to be applied to depreciable assets as described in Note 24(a)(ii). At December 31, 2006, this would result in a cumulative adjustment of $395 million (2005 – $405 million). The second difference relates to the method of accounting for joint ventures. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, SEC regulations do not require adjustment to equity account the joint ventures. As a result, presentation of the company’s joint ventures has not been adjusted to the equity method.

(Millions)	2006	2005

Commercial properties under Canadian GAAP	$15,287	$7,430
Additional accumulated depreciation under US GAAP	(395)	(405)

Commercial properties under US GAAP	$14,892	$7,025

(ii)	Residential developments The impact on residential developments related to differences described in Note 24(a)(v) is as follows:

(Millions)	2006	2005

Residential developments under Canadian GAAP	$706	$391
Residential inventory adjustment	47	27

Residential developments under US GAAP	$753	$418

(iii)	Receivables and other

The principal differences in the accounting for receivables and other under US GAAP is the inclusion of a straight-line rent receivable had the company always straight-lined its revenue, the reclassification of share issue costs of preferred shares classified as liabilities under Canadian GAAP and the deferral of residential income. Refer to Notes 24(a)(i), 24(a)(iv) and 24(a)(vi).

(Millions)	2006	2005

Receivables and other under Canadian GAAP	$974	$830
Straight-line rent receivable adjustment	55	76
Preferred share issue costs reclassified to preferred shares	(10)	(10)
Residential receivable adjustment	(105)	(54)

Receivables and other under US GAAP	$914	$842

(iv)	Deferred tax liabilities The deferred tax liabilities under US GAAP is calculated as follows:

(Millions)	2006	2005

Tax assets related to net operating and capital losses	$(459)	$(489)
Tax liabilities related to differences in tax and book basis	820	442
Valuation allowance	127	139

Deferred tax liabilities under US GAAP	$488	$92

(v)	Accounts payable and other liabilities

The principal difference under US GAAP relates to deferred income relating to a lease transaction at One World Financial Center in New York (refer to Note 24(a)(iii)). The accounts payable and other liabilities under US GAAP is as follows:

(Millions)	2006	2005

Accounts payable and other liabilities under Canadian GAAP	$923	$500
Tenant inducement	(30)	(32)

Accounts payable and other liabilities under US GAAP	$893	$468

(vi)	Capital securities – corporate

Under US GAAP, only the company’s Class AAA Series E preferred shares are classified as liabilities, under the caption capital securities – corporate, while under Canadian GAAP, all of the company’s Class AAA preferred shares are included in this caption. Capital securities – corporate under US GAAP is as follows:

(Millions)	2006	2005

Capital securities – corporate under Canadian GAAP	$1,093	$1,101
Classification of capital securities to preferred equity	(922)	(929)

Preferred shares – corporate under US GAAP	$171	$172

(vii)	Capital securities – fund subsidiaries

For US GAAP purposes $546 of the company’s capital securities – fund subsidiaries are classified as redeemable equity interests whereas for Canadian GAAP these are classified as liabilities under the caption – capital securities – fund subsidiaries. There is no overall income statement effect, however for Canadian GAAP purposes the minority interest expense is treated as interest expense.

(viii)	Minority interests – other subsidiaries Minority interests – other subsidiaries includes the effect of adjustments relating non-wholly owned subsidiaries.

(ix)	Preferred equity – corporate

Under US GAAP, the company’s Class AAA preferred shares, with the exception of Series E, are included in preferred equity – corporate. Effective January 1, 2005, the company reclassified certain of these shares to liabilities under the caption “capital securities – corporate” under Canadian GAAP in accordance with CICA Handbook Section 3861. Preferred equity – corporate under US GAAP is as follows:

(Millions)	2006	2005

Preferred equity – corporate under Canadian GAAP	$45	$45
Classification of capital securities as preferred equity, net of issue costs	810	810

Preferred equity – corporate under US GAAP	$855	$855

(x)	Common shareholders’ equity The cumulative impact of US GAAP adjustments to common shareholder’s equity is as follows:

(Millions)	2006	2005

Common shareholders’ equity under Canadian GAAP	$3,067	$1,898
Adjustment to accumulated depreciation under US GAAP	(403)	(411)
Adjustment to accounts payable and other liabilities under US GAAP	30	32
Adjustment to deferred income tax asset under US GAAP	101	95
Rental revenue adjustments under US GAAP	53	74
Residential revenue adjustment under US GAAP	(56)	(27)
Foreign currency translation adjustments(1)	100	107

Common shareholders’ equity under US GAAP	$2,892	$1,768

(1)	Includes foreign currency effects related to all other US GAAP adjustments
As a result of the above adjustments, the components of common equity under US GAAP are as follows:

(Millions)	2006	2005

Common shares	$2,168	$1,159
Additional paid-in capital	242	236
Accumulated other comprehensive income	(22)	(5)
Retained earnings	504	378

Common shareholders’ equity under US GAAP	$2,892	$1,768

(d) Cashflow statement differences
The statement of cashflow prepared under US GAAP differs from Canadian GAAP because dividends paid on capital securities are classified as operating items for Canadian GAAP and as financing items for US GAAP. As a result, the summarized cashflow statement under U S GAAP is as follows:

(Millions)	2006	2005

Cash provided from (used in) the following activities
Operating	$118	$279
Financing	6,061	3
Investing	(6,055)	(330)

Increase (decrease) in cash	$124	$(48)

(e) Change in accounting policies
(i) SFAS 123R, “Share-Based Payment”

Effective January 1, 2006, the company adopted SFAS 123R, “Share-Based Payment” (“SFAS 123R”), which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R focuses primarily on accounting for transactions with employees, and carries forward without changing prior guidance for share-based payments for transactions with non-employees.
SFAS 123R eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires the company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The company has historically applied the measurement provisions of FAS 123, therefore the adoption of this standard did not have a material impact on the company.
(ii) Staff Accounting Bulletin (“SAB”) 108

In September 2006, the SEC issued SAB No. 108 (‘‘SAB 108”), which expresses the SEC Staff’s views regarding the process for quantifying financial statement misstatements. The interpretations in SAB 108 are intended to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build-up of improper balance sheet amounts. The application of SAB 108 is effective for financial statements issued for years after November 15, 2006. The adoption of this standard had no impact on the results of operations.

(f) Future accounting policy changes
(i) FASB Interpretation no. 48

As of January 1, 2007, the company will be required to adopt, for purposes of US GAAP, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return. Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet. The company is assessing the impact this interpretation will have on its consolidated financial statements.
(ii) SFAS157

As of January 1, 2008, the company will be required to adopt, for purposes of US GAAP, SFAS 157, “Fair Value Measurements.” SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under US GAAP and expands disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. The company is assessing the impact this interpretation will have on its consolidated financial statements.
NOTE 25: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007. The company’s maximum potential loss is $3 million; however, based on estimated levels of occupancy, the company does not expect to make any payments.
In the ordinary course of the company’s residential development business, the company’s subsidiaries have provided guarantees in the form of letters of credit and performance bonds. As at December 31, 2006, these guarantees amounted to $73 million, which have not been recognized in the financial statements. Such guarantees are required by the municipalities in which the business unit operates before construction permission is granted. The scope of these guarantees cover specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the project, which range from three to eight years. The values of the guarantees are reduced as completion milestones are achieved on the projects. These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate to the business unit, which verifies that the business unit has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event of expired letters of credit or when performance bonds are not renewed and the contractual obligations have not been fulfilled.
During the year the company has provided guarantees which, as at December 31, 2006, amounted to $27 million, which has not been recognized in the financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the company’s Denver, Colorado communities. The term of the guarantees span the life of the projects, which range from six to twelve years. The value of the guarantees is reduced as completion milestones are achieved on the projects and are terminated on or before build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The company has not been required to make any payments under these municipal bonds.
The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.
Brookfield Properties does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. The outcome of such claims is not determinable. In the opinion of management, any liability which may arise from such contingencies would have a materially adverse effect on the consolidated financial statements of the company.
(c) In response to the uncertainty in the insurance market following the terrorist attacks of September 11, 2001, the Terrorism Risk Insurance Act of 2002 (“TRIA”) was enacted in November 2002, which established the Terrorism Risk Insurance Program to mandate that insurance carriers offer insurance covering physical damage from terrorist incidents certified by the U.S. government as foreign terrorist acts. Under TRIA, the federal government shares in the risk of loss associated with certain future terrorist acts. TRIA was scheduled to expire on December 31, 2005. However, on December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 was enacted, which extended the duration of TRIA until December 31, 2007, while expanding the private sector role and reducing the amount of coverage that the U.S. government is required to provide for insured losses.
The company’s terrorism insurance program consists of coverage from third-party commercial insurers up to $500 million, as well as a wholly-owned subsidiary that the company has formed, Realrisk Insurance Corporation (“Realrisk”) to act as a captive insurance company. Realrisk provides limits for terrorism in two ways. For non-NBCR (Nuclear, Biological, Chemical and Radioactive) events that qualify under TRIA, limits of $1 billion per occurrence are granted above the $500 million provided by third-party insurers. For NBCR events that qualify under TRIA, Realrisk provides for limits up to $1 billion per occurrence. For any TRIA certified event, Realrisk is responsible for a deductible equal to $400,000 plus 15% of the loss above such deductible. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage that exceeds the limits available in our current coverage, which could result in significant financial losses to us due to the loss of capital invested in the property.
As a result of the merger with Trizec the company acquired two wholly-owned captive insurance companies: Chapman Insurance LLC and Concordia Insurance LLC. The terrorism program for those buildings that we manage is contained in the applicable terrorism insurance program available from third party insurers, for limits of $100 million. This program also provides for a total of $200 million of coverage for non-certified acts of terrorism. Chapman and Concordia provide $400 million of TRIA coverage in addition to the $100 million mentioned above. For NBCR events that qualify under TRIA, Chapman and Concordia provides for limits up to $400 million per occurrence. For any TRIA certified event, Chapman and Concordia are responsible for their respective deductibles of $82,738 and $338,389 deductible equal to $400,000 plus 15% of the loss above such deductible.
NOTE 26: OTHER INFORMATION
(a) At December 31, 2006, the company had foreign exchange contracts to sell a notional amount of C$900 million at a weighted average exchange rate of C$1.00 = US$0.86, maturing in March 2007, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at December 31, 2006 was a gain of $3.2 million which is reflected in the cumulative translation adjustment account and in receivables and other in the consolidated balance sheet. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million at a weighted average exchange rate of US$1.00 = C$1.16, maturing in March 2007, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at December 31, 2006 was a loss of $0.2 million.
(b) In 2006, the company entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt issued in October 2006 in connection with the acquisition of Trizec Properties. At December 31, 2006, there were contracts outstanding to cap the interest rate on a notional $3.1 billion of variable rate debt at 6% and $600 million of variable rate debt at 7% for a period of two years. The contracts have been recorded at cost in Receivables and other. The contract cost and any accrued gains from exercise of the cap will be recorded as an adjustment to interest expense in the period the hedged interest payment occurs. The fair value of the contracts at December 31, 2006 was $1 million. The cost of these contracts was $3 million.
(c) As at December 31, 2006, Brookfield Properties had approximately $345 million (December 31, 2005 — $397 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliate, $171 million of which is included in the company’s capital securities (2005 — $172 million) and the remainder of the indebtedness balance which consists of floating rate debt included in the company’s commercial property debt. The details of this floating rate debt are as follows:

			Balance at
(Millions)	Maturity	Rate	Dec. 31, 2006
West 31st Street	2007	6 Month LIBOR + 200bps	$102
O&Y acquisition debt	2007	5.09%	57
O&Y acquisition debt	2007	5.44%	15

Total			$174

Interest expense related to indebtedness, including preferred share dividends reclassified to interest expense, totaled $35 million for the year ended December 31, 2006 compared to $12 million for the same period in 2005, and were recorded at the exchange amount.
(d) Included in receivables and other is $30 million of short-term deposits with Brookfield Asset Management, repayable on demand.
(e) Included in rental revenues are amounts received from the company’s parent company, Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $4 million for the year ended December 31, 2006 (2005 — $5 million). These amounts have been recorded at the exchange amount.
(f) The financial assets of the company are generally short-term floating rate loans receivable of a trade nature. At December 31, 2006, the fair value of mortgages receivable exceeded their book value by $2 million (2005 — $1 million). The fair value of mortgages and loans payable is determined by references to current market rates for debt with similar terms and risks. As at December 31, 2006, the fair value of advances, commercial property debt and other loans payable exceeds the book value of these obligations by $98 million (2005 — $201 million). The carrying value of accounts receivable and accounts payable approximate fair value due to their short-term nature.
(g) Supplemental cashflow information

Years ended December 31 (Millions)	2006	2005

Acquisition of Trizec(1)	$(5,666)	—
Cash and cash equivalents acquired	325	—

Net acquisition of Trizec	$(5,341)	—

Acquisitions of real estate	$(667)	$(653)
Mortgages and other balances assumed on acquisition	98	287

Net acquisitions	$(569)	$(366)

Dispositions of real estate	$169	$19
Mortgages assumed by purchasers	(87)	(12)

Net dispositions	$82	$7

Cash taxes paid	$5	$9

Cash interest paid (excluding dividends paid on capital securities)	$452	$265

(1)	Refer to Note 4
(h) There was no reduction to cash from foreign exchange on cash held in foreign currencies in 2006 (2005 — a reduction to cash of $1 million included in operating cashflows).
(i) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(j) In 2006, the company recorded amortization of deferred financing costs of $8 million in depreciation and amortization expense (2005 —$12 million).
(k) In 2006, the company recorded income from equity accounted investments of $4 million (2005 — $12 million). Of this amount, $3 million was recorded in net operating income from commercial property operations and $1 million was recorded in interest and other income (2005 — $6 million and $6 million, respectively).
NOTE 27: SUBSEQUENT EVENTS
In February, 2007, the company announced that subject to receipt of all necessary regulatory and shareholder approvals, it will proceed with a stock split of the company’s common shares and voting preferred shares. Shareholders will receive one Brookfield Properties common share for each two common shares held. Fractional shares will be paid in cash at the prevailing market price. The stock split will be subject to approval of the company’s shareholders at the forthcoming meeting of shareholders to be held on April 26, 2007. Upon approval, the number of common shares will increase by one-half and the earnings per share will decrease by one-third. The stock split will not change the economic value of the common shares issued and outstanding.
In February, 2007, the company announced that it had disposed of three of its properties that were classified as held for sale: Atrium on Bay in Toronto and 2200 and 2204 Walkley in Ottawa. Atrium on Bay was sold for C$250 million and the Walkley properties were sold for C$25 million.

NOTE 28: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2006	2005	2006	2005	2006	2005	2006	2005
Assets
Commercial properties	$13,136	$5,289	$2,151	$2,141	$—	$—	$15,287	$7,430
Development properties	433	29	302	195	706	391	1,441	615
Receivables and other	516	337	213	320	245	173	974	830
Intangible assets	799	70	54	55	—	—	853	125
Restricted cash and deposits	497	314	10	2	—	—	507	316
Marketable securities	—	—	—	58	—	—	—	58
Cash and cash equivalents	166	33	21	25	1	6	188	64
Assets held for sale	—	75	64	—	—	—	64	75

Total	$15,547	$6,147	$2,815	$2,796	$952	$570	$19,314	$9,513

The carrying amounts of properties located in the United States and Canada at December 31, 2006 were $13,626 million and $3,102 million, respectively (2005 — $5,373 million and $2,672 million, respectively).

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	$994	$787	$425	$316	$460	$389	$1,879	$1,492
Expenses	400	297	179	132	316	283	895	712

	594	490	246	184	144	106	984	780
Other revenues	19	5	16	28	9	4	44	37

Net operating income from continuing operations	613	495	262	212	153	110	1,028	817
Interest expense
Commercial property debt	317	178	107	95	—	—	424	273
Capital securities — corporate	59	54	—	—	—	—	59	54
Capital securities — fund subsidiaries	(19)	—	—	—	—	—	(19)	—
General and administrative	34	28	33	20	—	—	67	48
Transaction costs	15	—	—	—	—	—	15	—
Non-controlling interests
Fund subsidiaries	(14)	—	—	—	—	—	(14)	—
Other subsidiaries	1	—	20	16	—	—	21	16
Depreciation and amortization	202	124	78	37	1	—	281	161

Income before unallocated costs	18	111	24	44	152	110	194	265
Future income taxes							91	103

Net income from continuing operations							$103	$162

Discontinued operations							32	2

Net income							$135	$164

Acquisition of Trizec, net	$5,341	$—	$—	$—	$—	$—	$5,341	$—
Acquisitions of real estate, net	420	—	149	366	—	—	569	366
Dispositions of real estate, net	(61)	(7)	(21)	—	—	—	(82)	(7)
Commercial property tenant improvements	47	96	8	12	—	—	55	108
Development and redevelopment	29	41	50	9	—	—	79	50
Capital expenditures	12	8	13	13	—	—	25	21

Total revenues earned in the United States and Canada for the year ended December 31, 2006 were $1,016 million and $907 million, respectively (2005 — $794 million and $735 million, respectively).

Selected Financial Information

December 31 (US Millions, except per share information)	2006	2005	2004	2003		2002

Financial results(1)
Commercial property net operating income(2)	$850	$691	$683	$586		$589
Funds from operations	443	435	403	343		314
Net income	135	164	138	232		236
Total assets	19,314	9,513	8,800	8,382		7,450
Shareholders’ equity	3,112	1,943	1,992	1,938		2,093

Per diluted common share(1)
Common shares outstanding	232.4	231.2	233.4	234.3		240.6
Fully diluted shares outstanding	235.3	235.9	238.1	239.4		245.9
Funds from operations and gains	$2.06	$1.85	$1.95	$1.85		$1.45
Funds from operations excluding lease termination income and gains	1.87	1.85	1.70	1.43		1.25
Net income	0.56	0.69	0.58	0.96		0.89
Dividends paid	0.75	0.65	0.42	0.34	(3)	0.28
Shareholders’ equity — book value	11.27	8.35	8.41	8.12		7.38
Common share price at year end	39.33	29.42	24.93	19.13		18.20

Operating data—Commercial properties
Number of commercial properties	116	66	40	42		44
Rentable area (millions of sq. ft.)	76	48	38	38		38
Effective interest (millions of sq. ft.)	58	29	30	30		30
Average occupancy (%)	95.1	94.6	92.7	94.1		95.5

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation

(2)	Includes net operating income from discontinued operations

(3)	Excludes the distribution of Brookfield Homes Corporation

Strengthening Corporate Governance
Brookfield Properties’ board of directors is strongly committed to sound corporate governance practices. The board continuously reviews its corporate governance policies and benchmarks them against evolving legislation and acknowledged leaders in the area. During 2006, the company continued a number of initiatives to further improve its corporate governance practices, the most significant of which is that investors are now represented by a majority of independent directors on the board.
Governance Policies
Brookfield Properties’ shareholder-friendly corporate governance policies include:
•	The board has a majority of independent directors and a lead independent director

•	The full board is elected annually; shareholders have cumulative voting rights in director elections

•	The company does not have a poison pill in place

•	The company expenses stock option grants on its income statement

•	The positions of CEO and Chairman are separated

•	The company has publicly-disclosed board guidelines

•	Outside directors meet without the CEO or management present

•	The audit committee is comprised solely of independent directors
NYSE Rules
The charters for the board of directors and each of the standing committees are in compliance with New York Stock Exchange rules on corporate governance, the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws. Brookfield Properties, a Canadian company, has chosen to comply with NYSE rules as they apply to U.S. domestic companies and we have filed with the New York Stock Exchange the most recent Annual CEO Certification as required by section 303A.12(a) of the NYSE Listed Company Manual. However, the company has elected to rely on an exemption from the NYSE rules with respect to certain independence requirements for some of its committees. The board believes that it has an appropriate mix of directors on its committees to effectively oversee the business plan and management’s performance.
The board endeavors to maintain a watchful eye on governance developments as the regulatory and business climates continue to evolve, and to adopt measures as appropriate in order to ensure that the company’s commitment to good corporate governance remains effective and strong.
Committee Membership

Audit Committee	Governance & Nominating Committee	Human Resources & Compensation Committee
Paul D. McFarlane, Chair	Allan S. Olson*, Chair	Jack L. Cockwell, Chair
William T. Cahill	William T. Cahill	Paul D. McFarlane
Allan S. Olson	Roderick D. Fraser	Linda D. Rabbitt
Robert L. Stelzl	Samuel P.S. Pollock	William C. Wheaton

*	Lead independent director